Exhibit 99.1

Sound Group Inc. Reports Unaudited Financial Results for the First Half 2026

SINGAPORE, Aug. 26, 2026 (GLOBE NEWSWIRE) -- Sound Group Inc. (NASDAQ: SOGP) (“SOGP” or the “Company” or “We”), a global AI-powered audio company, today announced its unaudited financial results for the six months ended June 30, 2026.

First Half 2026 Financial and Operational Highlights

●	Net revenues were RMB1,690.6 million (US$249.2 million), representing a 25% increase from RMB1,357.7 million for the same period last year.

●	Net income was RMB120.5 million (US$17.8 million), representing a 78% increase from RMB67.6 million for the same period last year.

Mr. Jinnan (Marco) Lai, Founder and CEO of SOGP, commented, “We delivered another solid performance in the first half of 2026, with net revenues and net income increasing by 25% and 78% year-over-year respectively. These results validated our dual-engine growth strategy of accelerating our global AI business expansion while strengthening our established online audio ecosystem.

Our AI business achieved meaningful progress, with subscription revenues surging 245% year-over-year, driven by an expanding portfolio of AI-powered applications and accelerating commercialization. Globally, our products are gaining encouraging traction. According to Sensor Tower, year-to-date in 2026, one of our flagship products has achieved a single-day peak ranking of No. 1 among the highest-grossing Utilities applications in 23 markets and ranked among the Top 10 in 83 markets, with several other products also performing strongly. Our products have also received high ratings across major app stores, reflecting superior user experiences and positive feedback worldwide. Together, these results demonstrate growing user demand, strengthening monetization capabilities, and the global scalability of our AI offerings.

On the technology front, we are strengthening our voice AI and real-time audio intelligence capabilities, while translating these technological advances into products designed for distinct user scenarios. Our product strategy combines horizontal expansion across diverse application scenarios with deep vertical development tailored to specific user groups, enabling both broader reach of our AI portfolio and increasingly unique experiences.

In our value-added services business, we continued to enrich our online audio ecosystem and reinforce the connections between users, content creators, and the platform. We expanded our content offerings, enhanced product experiences, and upgraded creator support and incentives. We also applied AI more widely across content creation, personalized recommendations, platform operations, and user acquisition to boost efficiency and better serve the evolving needs of our users and creators.

Looking ahead, AI will remain a key driver of both the continued evolution of our established business and the development of new growth opportunities. In our online audio business, we will deepen AI integration to enhance ecosystem efficiency and user engagement. For our AI applications, we will continue to refine products based on user insights, accelerate product iteration and commercialization validation, and explore practical, high-frequency, and scalable use cases through our expanding portfolio. By strengthening the flywheel connecting technology, products, users, and real-world data, we aim to scale our AI business and create sustainable, long-term value for our stakeholders.”

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Ms. Chengfang Lu, Acting CFO of SOGP, said, “Our financial results remained robust in the first half of 2026, supported by the disciplined execution of our dual-engine growth strategy. Net revenues increased by 25% year-over-year, with gross profit and operating income up 32% and 88%, respectively. Gross margin expanded to 31%, up from 29% in the prior-year period. These results demonstrate the resilience of our business model and our sustained focus on operational efficiency.

Our value-added services business continued to serve as a solid revenue foundation, while subscription revenues grew by 245% year-over-year, driven by the further expansion of our AI applications portfolio. We are encouraged by the growing contribution from our AI business and see meaningful upside potential as it scales.

Going forward, we will maintain a disciplined approach to resource allocation and cost management, while making strategic investments in AI technology and product innovation. Supported by our solid financial position, we will continue to pursue sustainable growth and create long-term value for our shareholders.”

First Half 2026 Unaudited Financial Results

Net revenues were RMB1,690.6 million (US$249.2 million) for the six months ended June 30, 2026, representing a 25% increase from RMB1,357.7 million for the same period of 2025, primarily due to (i) growth in our value-added services, supported by more diversified audio content offering, and (ii) increased revenue from our subscription services, driven by the continued expansion of our AI applications portfolio.

Cost of revenues were RMB1,174.5 million (US$173.1 million) for the six months ended June 30, 2026, representing a 22% increase from RMB965.6 million for the same period of 2025. The increase was mainly attributable to (i) an increase in revenue sharing-fees for content creators which grew in line with net revenues, (ii) increased payment handling costs, (iii) increased salary and welfare benefits expenses, and (iv) increased other miscellaneous expenses.

Gross profit was RMB516.1 million (US$76.1 million) for the six months ended June 30, 2026, representing a 32% increase from RMB392.1 million for the same period of 2025.

Non-GAAP gross profit1 was RMB516.3 million (US$76.1 million) for the six months ended June 30, 2026, representing a 32% increase from RMB392.3 million for the same period of 2025.

Gross margin was 31% for the six months ended June 30, 2026, compared with 29% for the same period of 2025.

Non-GAAP gross margin was 31% for the six months ended June 30, 2026, compared with 29% for the same period of 2025.

1 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB0.2 million (US$0.0 million) and RMB0.2 million for the six months ended June 30, 2026 and 2025, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

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Operating expenses were RMB397.3 million (US$58.6 million) for the six months ended June 30, 2026, representing a 21% increase from RMB328.9 million for the same period of 2025. In line with its long-term development strategy, the Company increased its investments during the first half of 2026 to advance its AI technologies, accelerate product innovation and support global user growth. The Company will continue to dynamically adjust its resource allocation based on its strategic priorities, business performance and market conditions, while maintaining a disciplined approach to cost management.

Research and development expenses were RMB127.2 million (US$18.7 million) for the six months ended June 30, 2026, representing a 5% increase from RMB121.4 million for the same period of 2025, primarily due to increased salary and welfare benefits expenses, which were partially offset by decreases in (i) share-based compensation expenses and (ii) expenses related to research and development services provided by third parties.

Selling and marketing expenses were RMB225.4 million (US$33.2 million) for the six months ended June 30, 2026, representing a 47% increase from RMB153.4 million for the same period of 2025, primarily attributable to increases in (i) branding and marketing expenses and (ii) salary and welfare benefits expenses.

General and administrative expenses were RMB44.8 million (US$6.6 million) for the six months ended June 30, 2026, compared to RMB54.1 million for the same period of 2025, mainly driven by decreases in (i) salary and welfare benefits expenses, (ii) professional service fees, and (iii) other miscellaneous expenses.

Operating income was RMB118.8 million (US$17.5 million) for the six months ended June 30, 2026, representing an 88% increase from RMB63.2 million for the same period of 2025.

Non-GAAP operating income2 was RMB119.7 million (US$17.6 million) for the six months ended June 30, 2026, representing an 81% increase from RMB65.9 million for the same period of 2025.

Net income was RMB120.5 million (US$17.8 million) for the six months ended June 30, 2026, representing a 78% increase from RMB67.6 million for the same period of 2025.

Non-GAAP net income3 was RMB121.4 million (US$17.9 million) for the six months ended June 30, 2026, representing a 73% increase from RMB70.4 million for the same period of 2025.

Net income attributable to Sound Group Inc.’s ordinary shareholders was RMB123.5 million (US$18.2 million) for the six months ended June 30, 2026, representing a 75% increase from RMB70.5 million for the same period of 2025.

Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders4 was RMB124.4 million (US$18.3 million) for the six months ended June 30, 2026, representing a 70% increase from RMB73.3 million for the same period of 2025.

Basic and diluted net income per ADS5 were RMB29.08 and RMB28.96 (US$4.29 and US$4.27), respectively, for the six months ended June 30, 2026, representing 112% and 111% increases from RMB13.73 for both basic and diluted net income per ADS for the same period of 2025, respectively.

Non-GAAP basic and diluted net income per ADS6 were RMB29.29 and RMB29.17 (US$4.32 and US$4.30), respectively, for the six months ended June 30, 2026, representing 105% and 104% increases from RMB14.28 for both non-GAAP basic and diluted net income per ADS for the same period of 2025, respectively.

Balance Sheet

As of June 30, 2026, the Company had cash and cash equivalents and restricted cash of RMB727.6 million (US$107.2 million).

2 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB0.9 million (US$0.1 million) and RMB2.8 million for the six months ended June 30, 2026 and 2025, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

3 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. These adjustments amounted to RMB0.9 million (US$0.1 million) and RMB2.8 million for the six months ended June 30, 2026 and 2025, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

4 Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Sound Group Inc.’s ordinary shareholders, excluding share-based compensation expenses. These adjustments amounted to RMB0.9 million (US$0.1 million) and RMB2.8 million for the six months ended June 30, 2026 and 2025, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

5 ADS refers to American Depositary Share. Each ADS represents two hundred Class A ordinary shares of the Company. Basic and diluted net income per ADS is net income attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS.

6 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net income per ADS.

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About Sound Group Inc.

Sound Group Inc. (NASDAQ: SOGP) is a global AI-powered audio company on a mission to help people connect better and live happier. Leveraging its voice AI technologies and deep expertise in audio interaction, Sound Group is building a diverse ecosystem of intelligent audio products that cater to a global user base. By integrating technology, innovative products, and real-world data within a user-centric ecosystem, the Company generates a powerful growth flywheel that is driving continuous innovation and accelerating its global expansion. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

SOGP uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders is net loss/income attributable to Sound Group Inc.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Christensen Advisory

E-mail: soundgroup@christensencomms.com

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	655,058	721,118	106,280
Restricted cash	4,844	6,465	953
Accounts receivable, net	972	-	-
Prepayments and other current assets	49,683	52,708	7,768

Total current assets	710,557	780,291	115,001

Non-current assets
Property, equipment and leasehold improvement, net	12,070	10,141	1,495
Intangible assets, net	879	601	89
Investment in Equity Securities	-	6,000	884
Deferred tax assets	-	85	13
Right-of-use assets, net	23,572	21,950	3,235
Other non-current assets	2,536	5,157	760

Total non-current assets	39,057	43,934	6,476

TOTAL ASSETS	749,614	824,225	121,477

LIABILITIES
Current liabilities
Accounts payable	58,751	66,403	9,787
Deferred revenue	38,240	37,998	5,600
Salary and welfare payable	176,216	145,870	21,499
Taxes payable	9,203	7,136	1,052
Short-term loans	-	-	-
Lease liabilities due within one year	14,619	14,115	2,080
Accrued expenses and other current liabilities	68,327	86,323	12,724

Total current liabilities	365,356	357,845	52,742

Non-current liabilities
Lease liabilities	9,962	8,536	1,258
Deferred tax liabilities	-	9	1

Total non-current liabilities	9,962	8,545	1,259

TOTAL LIABILITIES	375,318	366,390	54,001

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value; 1,268,785,000 shares authorized, 648,711,860 shares issued and 602,098,350 shares outstanding as of December 31, 2025; 1,268,785,000 shares authorized, 648,711,860 shares issued and 606,557,350 shares outstanding as of June 30, 2026).	422	422	62
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026, respectively).	168	168	25
Treasury stock	(10,156)	(4,787)	(706)
Additional paid in capital	2,678,350	2,673,585	394,038
Statutory reserves	14,392	14,392	2,121
Accumulated deficit	(2,314,891)	(2,225,273)	(327,965)
Accumulated other comprehensive income	32,777	28,972	4,270

TOTAL SOGP Inc.’s shareholders’ equity	401,062	487,479	71,845

Non-controlling interests	(26,766)	(29,644)	(4,369)

TOTAL SHAREHOLDERS’ EQUITY	374,296	457,835	67,476

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	749,614	824,225	121,477

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended
	June 30, 2025	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$

Net revenues
Value-added services	1,341,392	1,715,034	1,634,521	240,899
Subscription and others	16,282	30,046	56,128	8,272
Total net revenues	1,357,674	1,745,080	1,690,649	249,171
Cost of revenues (1)	(965,618)	(1,231,977)	(1,174,531)	(173,104)
Gross profit	392,056	513,103	516,118	76,067

Operating expenses (1)
Selling and marketing expenses	(153,390)	(194,300)	(225,372)	(33,216)
General and administrative expenses	(54,119)	(46,135)	(44,788)	(6,601)
Research and development expenses	(121,390)	(118,823)	(127,177)	(18,744)
Total operating expenses	(328,899)	(359,258)	(397,337)	(58,561)

Operating income	63,157	153,845	118,781	17,506

Interest expense	(28)	-	-	-
Foreign exchange gains/(losses)	573	(1,595)	(438)	(65)
Interest income and investment income	3,519	3,750	2,853	420
Government grants	2,175	120	1,538	227
Others, net	(653)	(1,433)	(1,516)	(223)

Income before income taxes	68,743	154,687	121,218	17,865

Income tax expenses	(1,158)	(1,623)	(669)	(99)

Net income	67,585	153,064	120,549	17,766

Net loss attributable to the non-controlling interests shareholders	2,957	2,876	2,986	440

Net income attributable to Sound Group Inc.’s ordinary shareholders	70,542	155,940	123,535	18,206

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended
	June 30, 2025	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$

Net income	67,585	153,064	120,549	17,766

Other comprehensive income/(loss):
Foreign currency translation adjustments	6,771	(3,746)	(3,697)	(545)
Total comprehensive income	74,356	149,318	116,852	17,221
Comprehensive loss attributable to non-controlling interests shareholders	2,945	2,837	2,878	424
Comprehensive income attributable to Sound Group Inc.’s ordinary shareholders	77,301	152,155	119,730	17,645

Net income attributable to Sound Group Inc.’s ordinary shareholders per share
—Basic	0.07	0.17	0.15	0.02
—Diluted	0.07	0.17	0.14	0.02
Weighted average number of ordinary shares
—Basic	1,027,216,172	940,749,734	849,621,986	849,621,986
—Diluted	1,027,216,172	943,559,133	853,060,701	853,060,701

Net income attributable to Sound Group Inc.’s ordinary shareholders per ADS
—Basic	13.73	33.15	29.08	4.29
—Diluted	13.73	33.05	28.96	4.27
Weighted average number of ADS
—Basic	5,136,081	4,703,749	4,248,110	4,248,110
—Diluted	5,136,081	4,717,796	4,265,304	4,265,304

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Six Months Ended
	June 30, 2025	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$

Cost of revenues	237	319	204	30
Selling and marketing expenses	59	-	-	-
General and administrative expenses	236	238	227	33
Research and development expenses	2,247	1,182	455	67

Total	2,779	1,739	886	130

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Sound Group Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended
	June 30, 2025	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$

Gross profit	392,056	513,103	516,118	76,067
Share-based compensation expenses	237	319	204	30
Non-GAAP gross profit	392,293	513,422	516,322	76,097

Operating income	63,157	153,845	118,781	17,506
Share-based compensation expenses	2,779	1,739	886	130
Non-GAAP operating income	65,936	155,584	119,667	17,636

Net income	67,585	153,064	120,549	17,766
Share-based compensation expenses	2,779	1,739	886	130
Non-GAAP net income	70,364	154,803	121,435	17,896

Net income attributable to Sound Group Inc.’s ordinary shareholders	70,542	155,940	123,535	18,206
Share-based compensation expenses	2,779	1,739	886	130
Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders	73,321	157,679	124,421	18,336

Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders per share
—Basic	0.07	0.17	0.15	0.02
—Diluted	0.07	0.17	0.15	0.02
Weighted average number of ordinary shares
—Basic	1,027,216,172	940,749,734	849,621,986	849,621,986
—Diluted	1,027,216,172	943,559,133	853,060,701	853,060,701

Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders per ADS
—Basic	14.28	33.52	29.29	4.32
—Diluted	14.28	33.42	29.17	4.30
Weighted average number of ADS
—Basic	5,136,081	4,703,749	4,248,110	4,248,110
—Diluted	5,136,081	4,717,796	4,265,304	4,265,304

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